SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.   )*

EQUUS TOTAL RETURN, INC.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
29476610
(CUSIP Number)

Michael T. Tokarz, Chairman
MVC Capital, Inc.
287 Bowman Avenue, 2nd Floor
Purchase, New York 10577
914-701-0310

With a Copy to:

Terry Shen, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036
212-715-9522
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 14, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29476610

1	NAMES OF REPORTING PERSONS MVC Capital, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)	(a) (b)	☒ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,624,557
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,624,557
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,624,557
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.71%
14	TYPE OF REPORTING PERSON (See instructions) IV

CUSIP No. 29476610

1	NAMES OF REPORTING PERSONS The Tokarz Group Advisers, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)	(a)(b)	☒ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,624,557
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,624,557
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,624,557
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.71%
14	TYPE OF REPORTING PERSON (See instructions) IA

CUSIP No. 29476610

1	NAMES OF REPORTING PERSONS Michael T. Tokarz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)	(a) (b)	☒ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,624,557
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,624,557
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,624,557
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.71%
14	TYPE OF REPORTING PERSON (See instructions) IN

CUSIP No. 29476610

Item 1.	Security of the Issuer.

This Schedule 13D (“Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Equus Total Return, Inc., a Delaware corporation, registered as a non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”), having its principal executive office at Eight Greenway Plaza, Suite 930, Houston, Texas 77046 (the “Issuer”).

Item 2.	Identity and Background.

This statement is being filed jointly by MVC Capital, Inc., a Delaware corporation (“MVC”), The Tokarz Group Advisers, LLC, a Delaware limited liability company ("TTGA"), and Michael T. Tokarz, an individual and United States Citizen (collectively with MVC and TTGA, the "Reporting Persons").  The agreement among the Reporting Persons relating to the joint filing of this statement is attached to this Schedule 13D as Exhibit 1.

MVC is a non-diversified closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act.  The principal business of MVC is providing equity and debt investment capital to fund growth, acquisitions and recapitalizations of small and middle-market companies in a variety of industries primarily located in the United States.

TTGA is an SEC-registered investment adviser.  It provides investment advisory services to MVC and to a private pooled investment vehicle.

Mr. Tokarz is the Chairman, Portfolio Manager and a Director of MVC and is the Manager of TTGA.

The Common Stock beneficially owned by the Reporting Persons disclosed on this Schedule 13D is owned by MVC.  It may be deemed beneficially owned by TTGA and Mr. Tokarz by virtue of (i) TTGA’s investment advisory agreement with MVC, pursuant to which TTGA makes investment decisions on behalf of MVC, and (ii) Mr. Tokarz’s control of TTGA.

The address of the principal business and office of each of the Reporting Persons is 287 Bowman Avenue, 2nd Floor, Purchase, New York 10577.

The name and principal occupation of each of the executive officers and directors of MVC are listed below.

Name	Principal Occupation
Michael Tokarz	Chairman, Portfolio Manager and Director, MVC; Manager, TTGA.
Warren Holtsberg	Director, MVC; Co-Head of Portfolio Management, TTGA.
Bruce Shewmaker	Managing Director, MVC and TTGA.
Scott Schuenke	Chief Financial Officer and Chief Compliance Officer, MVC and TTGA.
Jaclyn Shapiro-Rothchild	Vice President and Secretary, MVC and TTGA.
Emilio Dominianni	Director, MVC; Retired.
Phillip Goldstein	Director, MVC; Principal, Bulldog Holdings, LLC, Park 80 West, 250 Pehle Avenue, Suite 708, Saddle Brook, New Jersey 07663.
Gerald Hellerman	Director, MVC; Retired.
Robert Knapp	Director, MVC; Managing Director of Ironsides Partners LLC, 100 Summer Street, Boston, Massachusetts 02110.
William Taylor	Director, MVC; Retired.

CUSIP No. 29476610

The name and principal occupation of each of the executive officers of TTGA (together with the executive officers and directors of MVC, the “Covered Persons”) are listed below.

Name	Principal Occupation
Michael Tokarz	Chairman, Portfolio Manager and Director, MVC; Manager, TTGA.
Warren Holtsberg	Director, MVC; Co-Head of Portfolio Management, TTGA.
Bruce Shewmaker	Managing Director, MVC and TTGA.
Scott Schuenke	Chief Financial Officer and Chief Compliance Officer, MVC and TTGA.
Jaclyn Shapiro-Rothchild	Vice President and Secretary, MVC and TTGA.

During the last five years, none of the Reporting Persons, and to the best of their knowledge, none of the Covered Persons, have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it was or is subject to a judgment, decree or final order enjoying future violations of, or prohibiting or mandating activities, subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of the Covered Persons is a United States citizen.

Unless otherwise indicated, each Covered Person’s principal business address is 287 Bowman Avenue, 2nd Floor, Purchase, New York 10577.

Item 3.	Source and Amount of Funds or Other Consideration

On May 14, 2014, MVC and the Issuer entered into a share exchange agreement dated as of May 14, 2014 (the “Agreement”).  Pursuant to the Agreement, MVC acquired from the Issuer 2,112,000 shares of Issuer common stock from treasury in exchange for 395,839 shares of MVC common stock from treasury. The exchange ratio was calculated based on each company's respective net asset values per share.  The closing of the share exchange occurred on May 14, 2014.

Since entering into the Agreement, MVC has purchased 512,557 shares of Issuer Common Stock from existing shareholders with $1,240,387.94 of MVC’s working capital.

Item 4.	Purpose of Transaction.

The Agreement was entered into as part of a plan of reorganization of the Issuer adopted by the Board of Directors of the Issuer.  Under the terms of the plan of reorganization, the Issuer intends to pursue a merger or consolidation with MVC, a subsidiary of MVC, or one or more of MVC's portfolio companies. Absent the Issuer merging or consolidating with/into MVC itself (whereby MVC would own a majority of the Issuer shares), the Issuer may (i) restructure into a publicly-traded operating company focused on the energy and/or financial services sectors and (ii) seek to terminate its election as a business development company.

As part of the reorganization, MVC may acquire additional Issuer shares from time to time (in addition to the shares referenced under Item 3), either through the Issuer's direct sale of newly issued Common Stock to MVC or through the Issuer’s facilitation of purchases of Common Stock by MVC through the introduction of brokers representing current third-party shareholders of the Issuer, where such brokers have indicated to the Issuer their clients’ intent to dispose of large blocks of Common Stock. The consummation of the reorganization is anticipated to occur within one year, and the Issuer currently intends to maintain Common Stock listed on the New York Stock Exchange after that point unless the Issuer is merged with MVC.

As described in more detail below under Item 6, in addition to the share exchange, under the Agreement, and subject to the conditions and limitations set forth therein, MVC has: (i) the right to attend all meetings of the Issuer’s Board of Directors and receive all information provided to the members of the Issuer’s Board of Directors; (ii) certain registration rights with respect to the Common Stock it received pursuant to the Agreement; and (iii) to the extent permitted by applicable law, a right of rescission with respect to the Agreement and the transactions contemplated thereunder.

CUSIP No. 29476610

Other than as described in this Schedule 13D, none of the Reporting Persons, and to the best of their knowledge, none of the Covered Persons, have any current plans or proposals that would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Representatives of the Reporting Persons may have discussions from time to time with the Issuer, other stockholders and third parties relating to the Issuer, strategic alternatives that may be available to the Issuer and the Issuer’s business, operations, portfolio companies, assets, capitalization, financial condition, governance, management and future plans, including in respect of one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D. There can be no assurance as to the outcome of any of the discussions referred to in this Schedule 13D.

Depending on various factors, including the Issuer’s financial position and strategic direction, the outcome of the discussions referenced above, actions taken by the Board of Directors of the Issuer, price levels of the securities of the Issuer, other investment opportunities available to the Reporting Persons, the availability and cost of debt financing, the availability of potential business combinations and other strategic transactions, conditions in the capital markets and general economic and industry conditions, the Reporting Persons (or their affiliates, including MVC’s portfolio companies) may in the future take such actions with respect to the Reporting Persons’ investments in the Issuer as they deem appropriate, including acquiring or disposing of securities of the Issuer, entering into financial instruments or other agreements which increase or decrease the Reporting Persons’ (or their affiliates, including MVC’s portfolio companies) economic exposure with respect to the Reporting Persons’ investments in the Issuer (or its portfolio companies), engaging in any hedging or similar transactions with respect to such holdings and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Persons are deemed to beneficially own 2,624,557 shares of Common Stock of the Issuer, representing approximately 20.71% of the shares of Common Stock outstanding as of May 15, 2014.

This Common Stock is owned by MVC and may be deemed beneficially owned by TTGA and Mr. Tokarz by virtue of (i) TTGA’s investment advisory agreement with MVC, pursuant to which TTGA makes investment decisions on behalf of MVC, and (ii) Mr. Tokarz’s control of TTGA.

The following Covered Persons are deemed to beneficially own Common Stock of the Issuer in the following amounts/percentages:

Name	Common Stock Beneficially Owned	Percentage of Common Stock Outstanding
Phillip Goldstein	566,998(1)	4.47%

(1)  35,793 of these shares are directly owned by Mr. Goldstein.  The remaining 531,205 shares are deemed to be beneficially owned by Mr. Goldstein through (i) Bulldog Investors, LLC, a Delaware limited liability company that is an SEC-registered investment adviser, and of which Mr. Goldstein is a part owner and control person (“Bulldog”), and (ii) certain investment entities and separate accounts of clients of Bulldog, in each case, solely by virtue of his power to sell or direct the vote of these shares.  Other than the 35,793 shares directly owned by Mr. Goldstein, he disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.  The inclusion of all 566,988 shares of Common Stock deemed to be beneficially owned by Mr. Goldstein (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) in this Schedule 13D shall not be deemed an admission that Mr. Goldstein has beneficial ownership of such securities for purposes of Section 16 of the Exchange Act or for any other purposes.

CUSIP No. 29476610

(b) Each Reporting Person has shared voting and dispositive power over all of the shares of Issuer Common Stock reported on this Schedule as beneficially owned by it.

With respect to Mr. Goldstein, he has sole voting and dispositive power over the 35,793 shares of Issuer Common Stock that he directly owns.  As for the remaining 531,205 shares of Issuer Common Stock that are deemed to be beneficially owned by Mr. Goldstein, Bulldog has sole voting and dispositive power over 298,889 shares, and it may share voting and dispositive power over 232,316 shares with certain of Bulldog’s clients (none of whom beneficially own more than 5% of the Issuer’s Common Stock).

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons and none of the Covered Persons have effected any transaction in the Common Stock during the sixty days preceding the filing of this Schedule 13D.

(d) No person other than a Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of, Issuer Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

As described under Item 3, MVC has acquired 2,112,000 shares of Issuer Common Stock pursuant to the Agreement and another 512,557 shares of Issuer Common Stock from existing shareholders with $1,240,387.94 of MVC’s working capital.  As described under Item 4, MVC acquired such shares and may acquire additional Issuer shares from time to time (in addition to the shares referenced under Item 3), in connection with the plan of reorganization of the Issuer adopted by the Board of Directors of the Issuer.  Under the terms of the reorganization, the Issuer intends to pursue a merger or consolidation with MVC, a subsidiary of MVC, or one or more of MVC's portfolio companies.  As part of the Issuer’s reorganization, the Reporting Persons may vote any beneficially owned Common Stock or exercise any other rights they may have with respect to any proposal of the Issuer to effect a merger or consolidation of the Issuer with MVC, a subsidiary of MVC, or one or more of MVC's portfolio companies.

Furthermore, in addition to the share exchange, the Agreement granted the following rights to MVC with respect to the Issuer:

•    Demand Registration Rights.  Upon written notice from MVC that it intends to distribute all or part of the registrable securities via an underwritten offering, the Issuer shall file, within thirty (30) days of such notice, a registration statement under the Securities Act of 1933, as amended (the “Securities Act”) covering the registration of all such registrable securities.  MVC shall have the right to select such underwriter(s) as it may determine in respect of the distribution of the registrable securities.  The Issuer shall be obligated to effect an unlimited number of demand registrations.

•    Piggyback Registration Rights.  Should the Issuer file a registration statement with respect to an offering of its securities, other than a registration statement on Form S-4 or S-8, the Issuer shall offer to include the registrable securities in such registration statement.  The Issuer shall be obligated to effect an unlimited number of piggyback registrations.

•    Shelf Registration Rights.  Upon written notice from MVC, the Issuer shall file, within thirty (30) days of such notice, a shelf registration statement under the Securities Act covering the registration of all the registrable securities and shall use reasonable best efforts to cause such shelf registration statement to be declared effective within 120 days of such notice and keep such shelf registration statement continuously effective until the earlier of (i) the date when all such registrable securities have been resold and (ii) the date when all such registrable securities may be resold pursuant Rule 144 promulgated under the Securities Act without any volume or manner of sale restrictions.

•    Information and Board Observer Rights.  Until the later of such time as (i) one (1) year from the closing date, or (ii) MVC holds less than ten percent (10%) of the outstanding shares of Issuer Common Stock, MVC shall be entitled to receive all information provided to members of the Issuer’s Board of Directors or any committee thereof, and shall be entitled to participate in any meeting of such directors or committee on an ex officio basis.

•    Right to Unwind.  Should the events of reorganization not have occurred during the one-year period following the closing date, and only to the extent permitted by applicable law and regulation, for a period of ninety (90) days following the one (1) year anniversary of the closing date, MVC shall be entitled to rescind the Agreement and the transactions contemplated thereby by providing written notice to the Issuer.

The Agreement includes customary indemnification provisions.

The foregoing description of the Agreement is not intended to be complete and qualified in its entirety by the full text of the Agreement, which has been filed as Exhibit 2 hereto and incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 – Joint Filing Agreement, dated May 27, 2014, attached as Exhibit 1 hereto.

Exhibit 2 – Share Exchange Agreement, dated May 14, 2014, between Equus Total Return, Inc. and MVC Capital, Inc. (incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 15, 2014).

Exhibit 3 – Equus Plan of Reorganization, dated May 13, 2014 (incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 15, 2014).

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Date: May 27, 2014

MVC CAPITAL, INC.

By:	/s/ Michael Tokarz
Name:	Michael Tokarz
Title:	Chairman and Portfolio Manager

THE TOKARZ GROUP ADVISERS, LLC

By:	/s/ Michael Tokarz
Name:	Michael Tokarz
Title:	Manager

MICHAEL T. TOKARZ

By:	/s/ Michael Tokarz

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

Exhibit Index

Exhibit No.	Document

1	Joint Filing Agreement, dated May 27, 2014.

2
Share Exchange Agreement, dated May 14, 2014, between Equus Total Return, Inc. and MVC Capital, Inc. (incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 15, 2014).

3	Equus Plan of Reorganization, dated May 13, 2014 (incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 15, 2014).